Exro Announces Graduation to the Toronto Stock Exchange

•Exro has received final approval to list its common shares on the Toronto Stock Exchange under the same trading symbol “EXRO”, with trading to commence July 8th

Calgary, Alberta (July 7, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, is pleased to announce that it has received final approval for the listing of its common shares on the Toronto Stock Exchange (the “TSX”).

Exro’s common shares and warrants will commence trading on the TSX effective as of market open tomorrow, July 8, 2021, under the current trading symbol of "EXRO". In connection with the TSX listing, Exro’s common shares and warrants will be concurrently delisted from the TSX Venture Exchange (“TSXV”).

“After commencing trading on the TSXV only 10 months ago, graduating to the senior board marks an exciting achievement for our company,” said Sue Ozdemir, Chief Executive Officer of Exro. “I want to thank our employees, whose hard work and dedication has made it possible to rapidly grow and build Exro into a company that meets the stringent TSX listing requirements in such a short amount of time. Trading on the TSX provides us with a greater platform to expand our global investor base and enables us to match our governance and sustainability efforts with ESG-focused investors. We are very grateful to the TSXV for being so supportive during this incredible growth phase for Exro.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.